Law Offices of
Anderson Call & Wilkinson
A Professional Corporation

University Club Building – Suite 2400
136 East South Temple
Salt Lake City, Utah 84111
Telephone: (801) 533-9645
Fax: (801) 220-0625

July 22, 2009

Cathey Baker
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549	VIA EDGAR

Re:          Amexdrug Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
File No. 0-7473

Dear Ms. Baker:

In response to the comments contained in the letter of the U.S. Securities and Exchange Commission (“Commission”) dated July 2, 2009, please note the following:

Form 10-K for the Fiscal_Year_Ended December 31, 2008

Item 1. Business, page 3

Dependence on major customers, page 13

Comment No. 1

We note that purchases from two suppliers accounted for 75% and 21% of total purchases, respectively, during the year ended December 31, 2008. Purchases from the same suppliers accounted for 65% and 19% of total purchases, respectively, during the year ended December 31, 2007.  We note also the statement that, "...the loss of our largest supplier could have a potential negative effect upon our future operations."  In future annual reports, please name your principal suppliers.  See Item 101(h)(4) of Regulation S-K.  In addition, in your next periodic report, please provide as an exhibit any material contract, in its entirety, upon which your business is substantially dependent, or explain why you are not required to file such exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment No. 1

In future annual reports, Amexdrug Corporation will name its principal suppliers.  In Amexdrug’s next periodic report, Amexdrug Corporation will provide as an exhibit any material contract, in its entirety, upon which its business is substantially dependent, or explain why it is not required to file such exhibit.

Cathey Baker
U.S. Securities & Exchange Commission
July 22, 2009

Dependence on major customers, page 13

Comment No. 2

Similarly, we note that two customers accounted for 10% or more of your sales during the years ended December 31, 2008 and 2007, as well as approximately 30% and 11% of your 2008 sales and 26.4% and 11.8% of your 2007 sales, respectively. In your next periodic report, please provide as an exhibit any material contract, in its entirety, upon which your business is substantially dependent, or explain why you are not required to file such exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment No. 2

In Amexdrug’s next periodic report, Amexdrug Corporation will provide as an exhibit any material contract, in its entirety, upon which its business is substantially dependent, or explain why it is not required to file such exhibit.

Physical facilities, page 13

Comment No. 3

You describe a new marketing office located in the Philippines. Your website indicates that Dermagen announced a new facility in the Philippines, "which will have production and distribution capability for the South Pacific and South Asian region.”  Please explain this apparent inconsistency, and, if appropriate, please amend your annual report to clarify your Philippine office and its current and planned activities.

Response to Comment No. 3

At the present time, the Philippine office is used as a marketing office only, and there are no immediate plans to expand or change the business purpose of that office.  The information on the website will be corrected to reflect the use of the Philippine office.

Comment No. 4

We note that you lease the premises at which you conduct various activities. In your next periodic report, please provide as an exhibit any material leases under which you hold property, or explain why you are not required to file such exhibit. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Cathey Baker
U.S. Securities & Exchange Commission
July 22, 2009

Response to Comment No. 4

In Amexdrug’s next periodic report, Amexdrug Corporation will provide as an exhibit any material leases under which Amexdrug holds property, or explain why Amexdrug Corporation is not required to file such exhibit.

Item 9A. Controls and Procedures. page 40

Evaluation of Disclosure Controls and Procedures, page 40

Comment No. 5

We note the second through last sentences of the second paragraph, which could be understood to qualify or limit a conclusion that disclosure controls and procedures are adequate and effective.  If you retain those sentences in future filings, please also clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level.

Response to Comment No. 5

If Amexdrug retains those sentences in future filings, Amexdrug Corporation will also clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level.

Part III

Item 10. Directors Executive Officers and Corporate Governance, page 41

Comment No. 6

We note that, although you identify Mr. Amin as your CEO and CFO on page 41, you also describe his executive positions on pages 41-42 as those of President, Secretary and Treasurer. In future filings, please describe his executive positions consistently.

Response to Comment No. 6

In future filings, Amexdrug Corporation will describe Mr. Amin’s executive positions consistently.

Cathey Baker
U.S. Securities & Exchange Commission
July 22, 2009

Item 13. Certain Relationships and Related Transactions, page 47

Comment No. 7

We note your disclosure concerning the $109,202 loan to Amexdrug by the wife of your CEO to purchase Dermagen and cover operating expenses.  In your next periodic report, please provide as an exhibit the document(s) evidencing the loan. See Item 601(b)(10) of Regulation S-K.

Response to Comment No. 7

In Amexdrug Corporation’s next periodic report, Amexdrug Corporation will provide as an exhibit the document(s) evidencing the loan.

Exhibits

Comment No. 8

We note that Exhibit 21.1, the list of subsidiaries, incorporates by reference Exhibit 21.1 to the 2001 Form 10-KSB filed on April 1, 2002. Because it lists only Allied Med as a subsidiary, Exhibit 21.1 is outdated. In other respects also, it does not meet the requirements of Item 601(b)(21) of Regulation S-K. Please provide an updated exhibit that satisfies such requirements in your next annual report on Form 10-K.

Response to Comment No. 8

Amexdrug Corporation will provide an updated list of subsidiaries exhibit that satisfies the requirements of Item 601(b)(21) in Amexdrug’s next annual report on Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Exhibits

Comment No. 9

In future periodic reports, please provide, or incorporate by reference, all documents required by Item 601 of Regulation S-K to be filed as exhibits to those reports. For example, your articles of incorporation and by-laws are required to be filed as exhibits to your Form 10-Q, and we refer to other documents in the preceding comments.  Further, in your future filings, please list all required exhibits to such filings.  See the Exhibit Table in Item 601 and Item 601(b)(3)(i) and (ii).

Cathey Baker
U.S. Securities & Exchange Commission
July 22, 2009

Response to Comment No. 9

In future periodic reports, Amexdrug Corporation will provide, or incorporate by reference, all documents required by Item 601 of Regulation S-K to be filed as exhibits to those reports.

Closing comments

Together with this letter, I am filing on EDGAR as correspondence a representation letter from Amexdrug Corporation in which Amexdrug Corporation makes the statements described in the “Closing comments” section of the Commission’s comment letter.

 If you have any questions concerning this letter or the representation letter filed by Amexdrug Corporation, please let me know.

Sincerely,

/S/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh
Enclosure
cc:           Jack Amin, via email